Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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October 19, 2004

Dear Fellow Mylan Shareholder:

As you may know, on July 26, 2004, Mylan Laboratories announced a definitive agreement under which Mylan will acquire King Pharmaceuticals, Inc. in a stock-for-stock transaction, creating a leading diversified specialty pharmaceutical company. This acquisition is the next step in fulfilling our long-term goal of creating a company balanced between a dynamic generic business and a strong brand portfolio. At the closing of the transaction, King and a recently-formed Mylan subsidiary will merge together, making King a wholly-owned subsidiary of Mylan.

As a shareholder of Mylan, you will be asked to vote in support of the Mylan / King merger, which will help achieve this goal. Mylan’s proxy materials requesting your approval will be sent to you in the near future. The materials will invite you to a special shareholders’ meeting we will hold within the next few months. As is the case with our annual shareholders’ meetings, we hope you will attend the meeting in person, but we also strongly urge that you return the BLUE Mylan proxy card that will be included with those materials, as discussed more fully below.

In the meantime, we want to take this opportunity to share with you our strategic rationale for this combination and explain why we are convinced that this transaction will enhance the value of your investment in Mylan stock.

MYLAN / KING: A COMPELLING TRANSACTION

Mylan’s experienced Board and management team are among the founders of the generic industry as it exists today. We have delivered growth, value and performance to shareholders for over 43 years.

Our planned acquisition of King results from an extensive review of Mylan’s existing business, including the external factors impacting our business and the industry, and the opportunities for future growth. Our Board and management thoroughly analyzed the options available to Mylan and came to the unanimous conclusion that the acquisition of King was the right type of transaction and the right company at the right time. In short, we are convinced that the King acquisition is the right strategic step for Mylan.

By Mylan acquiring King, and thereby creating a specialty pharmaceuticals company with a business balanced between the generic and brand segments, we believe that we will create a platform for achieving greater growth and value for all shareholders than Mylan can deliver on a stand-alone basis.

The key factors driving the strategic rationale for this combination include:

•     Complementary businesses

The strength of this transaction lies in what Mylan and King can do together through their complementary strengths and assets and from a diversified business platform. This combination brings together Mylan’s core strengths in manufacturing, science, compliance and intellectual property management, with King’s established product portfolio and experienced sales force. We also anticipate important operational and financial synergies that result from creating a company balanced between generic and brand products.

•     Benefits of building a sustainable brand franchise

Mylan has already taken steps towards building its own brand business organically, and we have developed a strong science platform for this brand business, including seven new drug applications (NDAs). However, our experience in this arena, and the examples of other generic companies that have tried (mostly unsuccessfully) to build brand segments internally, convince us that success is dependent on having a number of core assets, including a portfolio of products, a strong salesforce with experience in core therapeutic areas, business development expertise and strong cash flow for financing development projects, product in-licensing and product acquisitions. These elements are essential to a sustainable brand franchise.

We believe that the acquisition of King will strengthen Mylan’s brand segment and enable Mylan to establish a sustainable brand franchise. Specifically, King brings Mylan an experienced sales force, which currently markets Altace®, a leading ACE inhibitor for hypertension and cardiovascular protection. King’s sales force will provide a much stronger platform for a brand business from which to launch Mylan’s new and unique hypertension product, nebivolol, which is pending at the FDA. Additionally, King brings Mylan a larger portfolio of brand products, which will provide additional cash flow and scale to the brand business in order to better leverage the cost of the infrastructure of a brand platform.

•     Ability to maximize the nebivolol opportunity

A successful launch of nebivolol, Mylan’s proprietary hypertension product, is one of the keys to the Company’s future success. In evaluating how to most effectively launch this product after FDA approval and ensure its potential to be a leader in its class, Mylan carefully assessed all of the alternatives available to it — specifically, whether to create a commercial operation by building it internally, partnering with another company or acquiring it. We determined that acquiring not only a salesforce, but also a complementary product portfolio, was the most effective platform to maximize this product launch.

•     Becoming the partner of choice

We believe that by establishing such a powerful platform through the acquisition of King, we will be the partner of choice in both the generic and brand segments of our business. We have long been the partner of choice in generics due to our innovation, manufacturing excellence and premier customer service. Now, on the brand side, we will be able to maintain control of the commercialization of our products through a strong sales and marketing infrastructure, something we believe will be a key asset in attracting additional product opportunities.

A WORD OF CAUTION

Before closing this letter, we also want to inform you that a dissident shareholder, Carl Icahn, acting through his controlled entity, High River Limited Partnership, intends to send you his own proxy materials in an effort to convince you to oppose the King acquisition. We believe that Mr. Icahn, who is known as a short-term speculator and did not own Mylan stock prior to the announcement of this transaction, does not have a clear understanding of the factors impacting Mylan’s business or our industry. Put simply, we believe that Mr. Icahn does not fully understand our generic and brand pharmaceutical businesses and does not comprehend our vision for the combined business or the reasons for our strong belief that the King acquisition will provide better growth and value to our shareholders than Mylan on a stand-alone basis. Moreover, Mr. Icahn’s recently disclosed short position in King common stock puts his economic interests in direct conflict with other Mylan shareholders. We caution shareholders not to rely on Mr. Icahn’s conclusions, which we are convinced are flawed. We urge you not to sign any proxy card you may receive from Mr. Icahn or High River Limited Partnership.

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We have been deeply gratified by the support we have received from shareholders over the last few months. In our meetings with institutional investors and others, we received positive feedback and have seen a growing appreciation of the compelling logic of the King transaction. We believe that shareholders will support our Board’s and management’s long held and fully articulated strategy of building a well-balanced specialty pharmaceutical company and our ongoing commitment to deliver long-term shareholder value.

As we stated earlier, we will be sending you our proxy materials in the near future. Please give this information your prompt attention when it arrives.

We strongly believe our merger with King is in your financial best interest. When our proxy materials arrive, we urge you to vote “FOR” on the BLUE proxy card and sign, date and return the card promptly.

For more information on the transaction, including access to all Mylan press releases and public filings, please go to www.mylanlabs.com.

On behalf of our Board, our management team and the entire Mylan family, we thank you for your support.

Sincerely,

/s/ Milan Puskar	/s/ Robert J. Coury

Milan Puskar Chairman of the Board	Robert J. Coury Vice Chairman of the Board & Chief Executive Officer

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Forward-Looking Statements:

This letter includes statements that constitute “forward-looking statements”, including with regard to the King transaction, the value of the Mylan-King combination, the optimization of shareholder value, the growth of the combined business, the synergies that may result from the acquisition, the strengthening of sustaining of Mylan’s branch business, the launch of nebivolol, and additional cash flows and scale. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan’s and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission (“SEC”). Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this letter.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger, Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov. Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at http://www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at http://www.kingpharm.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

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